February 22, 2017
Via EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Michael Volley
Staff Accountant
Office of Financial Services

Re:	Encore Capital Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response dated August 30, 2016
File No. 000-26489
Dear Mr. Volley:
We refer to your letter dated January 19, 2017, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2015 of Encore Capital Group, Inc. (the “Company” or the “Registrant”). We provided initial responses to the Staff’s comments on February 2, 2017. Please find supplemental responses to the Staff’s comments below. For your convenience, we have copied the relevant comment in your letter immediately preceding our response thereto.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Disclosure, page 42

1.
We note your response to comment 2 and your enhanced disclosure on page 54 of your September 30, 2016 Form 10-Q describing the adjustment amount applied to principal on receivables portfolios in arriving at your non-GAAP performance measure, Adjusted EBITDA. Please tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations on non-GAAP measures updated on May 17, 2016 in determining that the adjustment amount applied to principal on receivables, which increases earnings for the principal portion of cash received related to the receivables portfolio, does not represent an individually tailored revenue recognition method. Alternatively, please remove this adjustment in your calculation of Adjusted EBITDA used as a performance measure in future filings.

Response:
We acknowledge the Staff’s comment and based on (1) a conference call between the Staff and the Company and Company counsel on February 14, 2017 and (2) Question 100.04 of the Compliance & Disclosure Interpretations on non-GAAP measures updated on May 17, 2016, we

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will remove the adjustment amount applied to principal on receivable portfolios from our calculation of Adjusted EBITDA in future filings.
In future filings we expect our disclosure for Adjusted EBITDA will be in a format similar to the following (noting that the transition language included at the end of footnote 5 would only be included in our next filing):
Adjusted EBITDA. Management utilizes adjusted EBITDA (defined as net income before discontinued operations, interest income and expense, taxes, depreciation and amortization, stock-based compensation expenses, acquisition, integration and restructuring related expenses, settlement fees and related administrative expenses and other charges or gains that are not indicative of ongoing operations), in the evaluation of our operating performance. Adjusted EBITDA for the periods presented is as follows (in thousands):

	Year Ended December 31,
	2016	2015	2014
GAAP net income, as reported	$xxxx	$47,384	$98,278
Adjustments:
Loss (income) from discontinued operations, net of tax	xxxx	23,387	(5,205)
Interest expense	xxxx	186,556	166,942
Interest income(1)	(xxxx)	(1,664)	(962)
Provision for income taxes	xxxx	27,162	48,569
Depreciation and amortization	xxxx	33,160	27,101
Stock-based compensation expense	xxxx	22,008	17,181
Acquisition, integration and restructuring related expenses(2)	xxxx	15,528	18,771
Gain on reversal of contingent consideration(3)	(xxxx)	—	—
Settlement fees and related administrative expenses(4)	xxxx	63,019	—
Adjusted EBITDA	$xxxx	$416,540	$370,675
Collections applied to principal balance(5)	$xxxx	$628,289	$614,665
________________________

(1)
In the fourth quarter of 2016, we made a change to our presentation of adjusted EBITDA to adjust for interest income. In previous years we did not include interest income as an adjustment because it was immaterial. We have updated prior periods for comparability.

(2)
Amount represents acquisition, integration and restructuring related expenses. We adjust for this amount because we believe these expenses are not indicative of ongoing operations; therefore adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors’ results.

(3)
Amount represents a gain recognized as a result of reversing a liability for contingent consideration that was established in October 2015 when we acquired a debt solution service provider in Europe. We have adjusted for this amount because we do not believe this is indicative of ongoing operations. Refer to Note 4 “Fair Value Measurement - Contingent Consideration” in the notes to our consolidated financial statements for further details.

(4)
Amount represents litigation and government settlement fees and related administrative expenses. For the year ended December 31, 2016, amount consists of settlement and administrative fees related to certain TCPA settlements. For the year ended December 31, 2015, amount relates to the consent order with the CFPB that we entered into in September 2015. We believe these fees and expenses are not indicative of ongoing operations; therefore adjusting for these expenses enhances comparability to prior periods, anticipated future periods, and our competitors’ results.

(5)
In our previous filings, amount was referred to as “Amount applied to principal on receivable portfolios.” Amount represents (a) gross collections from receivable portfolios less (b) revenue from receivable portfolios, net. Historically, we included this amount in our calculation of adjusted EBITDA. For transition purposes only, if we had included “collections applied to principal balance” in Adjusted EBITDA amounts would have been reported as:

	Year Ended December 31,
	2016	2015	2014
Adjusted EBITDA (as reported above and as will be reported in future filings)	$xxxx	$416,540	$370,675
Collections applied to principal balance	xxxx	628,289	614,665
Adjusted EBITDA (using historical methods)	$xxxx	$1,044,829	$985,340

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In addition, in our future earnings presentations we may include a Total Debt / (Adjusted EBITDA + Collections applied to principal balance) ratio. If we include such a ratio, we expect to disclose it as follows:

ENCORE'S LEVERAGE RATIO IS SIGNIFICANTLY IMPACTED BY THE CONSOLIDATION OF CABOT'S DEBT ON OUR BALANCE SHEET

Debt and Debt Ratios[1]

Encore	With Cabot at 12/31/16	Without Cabot at 12/31/16
Total Debt	$_____ B	$1.269 B
Total Debt / (Adjusted EBITDA + Collections applied to principal balance)[2]	____x	1.78x
Total Debt / Equity	____x	2.27x

1) Preferred equity certificates treated as equity
2) Ratio calculation method is materially consistent with covenants in Encore's restated credit agreement and senior secured notes

Although we fully consolidate Cabot's debt on our balance sheet, their debt is non-recourse to Encore encore
CAPITAL GROUP

***
Sincerely,
/s/ Jonathan Clark
Jonathan Clark
Executive Vice President
Chief Financial Officer

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